Exhibit 99.1	GRACO INC.
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG

FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
Wednesday, July 26, 2017	Financial Contact: Christian Rothe, 612-623-6205 Media Contact: Charlotte Boyd, 612-623-6153 Charlotte_M_Boyd@graco.com

Graco Reports Record Sales and Operating Earnings
Strong Sales Growth in All Segments and Regions
Raises Full-Year Outlook

MINNEAPOLIS (July 26, 2017) - Graco Inc. (NYSE: GGG) today announced results for the second quarter and six months ended June 30, 2017.

Summary
$ in millions except per share amounts

	Three Months Ended			Six Months Ended
	Jun 30, 2017	Jun 24, 2016	% Change	Jun 30, 2017	Jun 24, 2016	% Change
Net Sales	$379.5	$348.1	9%	$720.1	$653.0	10%
Operating Earnings	98.8	78.3	26%	184.6	139.3	33%
Net Earnings	79.8	50.9	57%	140.6	90.5	55%
Diluted Net Earnings per Common Share	$1.38	$0.89	55%	$2.43	$1.59	53%

•	Sales for the quarter and year to date increased in all segments and regions.

•	Gross profit margin rates for the quarter and year to date increased due to higher production volume and realized pricing.

•
Solid sales growth combined with improved gross margins and lower operating expenses levered operating earnings to increases of 26 percent and 33 percent for the quarter and year to date, respectively.

•	Diluted earnings per share include $0.23 for the quarter and $0.28 for the year to date from a required change in accounting for stock compensation.

•
Increases in diluted earnings per share include $0.01 for the quarter and $0.02 for the year to date from reduced amortization expense resulting from the impairment charge recorded in the fourth quarter of 2016.

"I am pleased with Graco's second quarter performance, where we achieved our second consecutive quarter of record sales on double-digit growth on an organic, constant currency basis. This is also the second consecutive quarter where we have achieved growth in every region and reportable segment, as well as growth within every segment in every region," said Patrick J. McHale, Graco's President and CEO. "Profitability remained strong in the second quarter, reflecting similar trends from the first quarter of improved sales volumes, increased gross margin performance and solid operating expense leverage. Our employees, end users and channel partners around the world were instrumental to our performance through the first half and I thank them all for their hard work."

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Consolidated Results

Sales for the quarter increased 9 percent, with increases of 7 percent in the Americas, 9 percent in EMEA (12 percent at consistent translation rates) and 18 percent in Asia Pacific (20 percent at consistent translation rates). Sales for the year to date increased 10 percent, with increases of 11 percent in the Americas, 7 percent in EMEA (11 percent at consistent translation rates) and 14 percent in Asia Pacific (16 percent at consistent translation rates).

Changes in currency translation rates decreased sales by approximately $4 million (1 percentage point) for the quarter and $8 million (1 percentage point) for the year to date.

Gross profit margin rate increased by one-half percentage point for the quarter and one percentage point for the year to date. Favorable effects from higher production volume and realized pricing were partially offset by unfavorable impacts of currency translation and product mix.

Total operating expenses for the quarter and year to date were slightly lower than last year. Year-to-date reductions from the impact of currency translation, decreased amortization expense and lower unallocated corporate expenses (mostly central warehouse) more than offset volume and rate-related increases.

The effective income tax rate for the quarter was 17 percent, down from 31 percent last year. The effective income tax rate for the year to date was 21 percent, down from 31 percent last year. Adoption of a new accounting standard, requiring excess tax benefits related to stock option exercises to be credited to the income tax provision (formerly credited to equity), reduced the tax provision by $13.6 million for the quarter and $17.2 million for the year to date, decreasing the effective tax rate for the quarter and year to date by 14 and 10 percentage points, respectively.

Segment Results

Certain measurements of segment operations are summarized below:

	Three Months Ended			Six Months Ended
	Industrial	Process	Contractor	Industrial	Process	Contractor
Net sales (in millions)	$174.9	$73.4	$131.2	$331.3	$143.4	$245.4
Percentage change from last year
Sales	11%	13%	4%	9%	11%	12%
Operating earnings	21%	76%	15%	19%	80%	30%
Operating earnings as a percentage of sales
2017	35%	18%	26%	35%	19%	24%
2016	33%	12%	23%	32%	12%	21%

Components of net sales change by geographic region for the Industrial segment were as follows:

	Three Months Ended				Six Months Ended
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	9%	0%	0%	9%	7%	1%	0%	8%
EMEA	12%	0%	(3)%	9%	8%	0%	(3)%	5%
Asia Pacific	19%	1%	(3)%	17%	18%	1%	(3)%	16%
Consolidated	13%	0%	(2)%	11%	10%	1%	(2)%	9%

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Sales increased in all Industrial segment product applications. Year-to-date operating margin rate for the Industrial segment increased 3 percentage points compared to last year. Favorable effects of higher sales volume, improved gross margin rate and expense leverage were partially offset by the unfavorable effect of currency translation.

Components of net sales change by geographic region for the Process segment were as follows:

	Three Months Ended				Six Months Ended
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	13%	0%	0%	13%	12%	0%	0%	12%
EMEA	9%	0%	(6)%	3%	12%	0%	(7)%	5%
Asia Pacific	33%	0%	(3)%	30%	17%	0%	(2)%	15%
Consolidated	15%	0%	(2)%	13%	13%	0%	(2)%	11%

The Process segment had solid sales growth across most product applications, partially offset by the effects of continued weakness in Oil and Natural Gas. Operating margin rates for this segment increased 7 percentage points compared to last year due to higher sales volume, favorable expense leverage and a decrease in intangible amortization related to the impairment recorded in the fourth quarter of 2016.

Components of net sales change by geographic region for the Contractor segment were as follows:

	Three Months Ended				Six Months Ended
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	2%	0%	0%	2%	12%	0%	0%	12%
EMEA	14%	0%	(4)%	10%	16%	0%	(4)%	12%
Asia Pacific	7%	0%	(1)%	6%	4%	0%	0%	4%
Consolidated	5%	0%	(1)%	4%	12%	0%	0%	12%

Contractor segment sales increased 4 percent compared to second quarter last year, which included new product launches that created a tough comparable for this year. Operating margin rates for the Contractor segment increased 3 percentage points compared to last year due to higher sales volume, improved gross margin rate and favorable expense leverage.

Outlook

"Demand in the second quarter remained broad-based across products and geographies and continues to exceed our expectations," stated McHale. "As a result, we are raising our full-year 2017 outlook to mid-to-high single-digit organic sales growth on a constant currency basis worldwide, from a prior outlook of mid single-digit growth. We expect to achieve mid-to-high single-digit growth in each geographic region for the full year 2017."

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Cautionary Statement Regarding Forward-Looking Statements

The Company desires to take advantage of the “safe harbor” provisions regarding forward-looking statements of the Private Securities Litigation Reform Act of 1995 and is filing this Cautionary Statement in order to do so. From time to time various forms filed by our Company with the Securities and Exchange Commission, including our Form 10-K, Form 10-Qs and Form 8-Ks, and other disclosures, including our 2016 Overview report, press releases, earnings releases, analyst briefings, conference calls and other written documents or oral statements released by our Company, may contain forward-looking statements. Forward-looking statements generally use words such as “expect,” “foresee,” “anticipate,” “believe,” “project,” “should,” “estimate,” “will,” and similar expressions, and reflect our Company’s expectations concerning the future. All forecasts and projections are forward-looking statements. Forward-looking statements are based upon currently available information, but various risks and uncertainties may cause our Company’s actual results to differ materially from those expressed in these statements. The Company undertakes no obligation to update these statements in light of new information or future events.

Future results could differ materially from those expressed due to the impact of changes in various factors. These risk factors include, but are not limited to: our Company’s growth strategies, which include making acquisitions, investing in new products, expanding geographically and targeting new industries; economic conditions in the United States and other major world economies; changes in currency translation rates; changes in laws and regulations; compliance with anti-corruption and trade laws; new entrants who copy our products or infringe on our intellectual property; risks incident to conducting business internationally; the ability to meet our customers’ needs and changes in product demand; supply interruptions or delays; security breaches; the possibility of asset impairments if acquired businesses do not meet performance expectations; political instability; results of and costs associated with litigation, administrative proceedings and regulatory reviews incident to our business as well as indemnification claims under our asset purchase agreement with Carlisle Companies Incorporated, Carlisle Fluid Technologies, Inc., and Finishing Brands Holdings Inc.; the possibility of decline in purchases from few large customers of the Contractor segment; variations in activity in the construction, automotive, mining and oil and natural gas industries; our ability to attract, develop and retain qualified personnel; and catastrophic events. Please refer to Item 1A of our Annual Report on Form 10-K for fiscal year 2016 (and most recent Form 10-Q) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com and the Securities and Exchange Commission’s website at www.sec.gov. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

Investors should realize that factors other than those identified above and in Item 1A might prove important to the Company’s future results. It is not possible for management to identify each and every factor that may have an impact on the Company’s operations in the future as new factors can develop from time to time.

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Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, July 27, 2017, at 11 a.m. ET, 10 a.m. CT, to discuss Graco’s second quarter results.

A real-time webcast of the conference call will be broadcast live over the Internet. Individuals wanting to listen and view slides can access the call at the Company’s website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco’s website, or by telephone beginning at approximately 2 p.m. ET on July 27, 2017, by dialing 888-203-1112, Conference ID #8781897, if calling within the U.S. or Canada. The dial-in number for international participants is 719-457-0820, with the same Conference ID #. The replay by telephone will be available through July 31, 2017.

Graco Inc. supplies technology and expertise for the management of fluids and coatings in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid and powder materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com or on Twitter @GracoInc.

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GRACO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (Unaudited)
(In thousands except per share amounts)

	Three Months Ended		Six Months Ended
	Jun 30, 2017	Jun 24, 2016	Jun 30, 2017	Jun 24, 2016
Net Sales	$379,483	$348,126	$720,073	$653,038
Cost of products sold	175,542	162,985	330,859	306,101
Gross Profit	203,941	185,141	389,214	346,937
Product development	14,901	15,607	29,400	30,293
Selling, marketing and distribution	56,060	56,136	110,971	108,837
General and administrative	34,211	35,056	64,253	68,516
Operating Earnings	98,769	78,342	184,590	139,291
Interest expense	4,154	4,543	8,209	9,036
Other expense (income), net	(989)	392	(798)	(754)
Earnings Before Income Taxes	95,604	73,407	177,179	131,009
Income taxes	15,776	22,460	36,619	40,510
Net Earnings	$79,828	$50,947	$140,560	$90,499
Net Earnings per Common Share
Basic	$1.43	$0.92	$2.52	$1.63
Diluted	$1.38	$0.89	$2.43	$1.59
Weighted Average Number of Shares
Basic	55,801	55,634	55,785	55,514
Diluted	57,927	57,040	57,820	56,875

SEGMENT INFORMATION (Unaudited)
(In thousands)

	Three Months Ended		Six Months Ended
	Jun 30, 2017	Jun 24, 2016	Jun 30, 2017	Jun 24, 2016
Net Sales
Industrial	$174,868	$156,997	$331,258	$304,085
Process	73,399	64,706	143,428	128,991
Contractor	131,216	126,423	245,387	219,962
Total	$379,483	$348,126	$720,073	$653,038
Operating Earnings
Industrial	$61,596	$51,052	$115,331	$96,846
Process	13,418	7,634	26,881	14,911
Contractor	33,759	29,364	59,778	46,107
Unallocated corporate (expense)	(10,004)	(9,708)	(17,400)	(18,573)
Total	$98,769	$78,342	$184,590	$139,291

The Consolidated Balance Sheets, Consolidated Statements of Cash Flows and Management's Discussion and Analysis are available in our Quarterly Report on Form 10-Q on our website at www.graco.com.

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